CONRAD C. LYSIAK
Attorney at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
Email: cclysiak@qwest.net

April 21, 2005

Mr. Mark P. Schuman
Branch Chief-Legal
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0406
Washington, D.C. 20549-0406

RE: Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-117840

Dear Mr. Schuman:

In response to your letter of comments dated April 11, 2005, please be advised as follows:

General

1. We have revised the registration statement to state that if at least 1,000,000 shares are sold within 180 days, or within the additional 90 days, if extended, all money received by us will be retained by us and there will be no refund. Funds will be held in a separate account at BB&T bank. Sold securities are deemed securities which have been paid for with collected funds prior to expiration of 180 days, 270 days if extended. Collected funds are deemed funds that have been paid by the drawee bank. Ms. Allison can state that the Willowtree will promptly return funds if the minimum is not reached because she is in control of the Company. Again, as you were advised, there is only one creditor. It is Ms. Allison, who is not going to sue Willowtree and obtain a judgment and attach the offering proceeds. She can represent that the she will promptly return the funds if the minimum is not reached. Only if she makes that statement and does not return the funds does Rule 10b-19 become operative. Even though we disagree with your conclusion that there is a risk of a creditor attaching funds, we have included a risk factor to cover the topic.

2. Again, we disagree with your conclusion that there is some sort of risk of attachment and a risk that funds will not be returned. We disagree with your conclusion since it is without any basis in fact. As you point out in addressing our risk factors, the risk factors should not be generic. Your proposed risk factor is nothing more than a generic risk factor which you purport to abhor. The risk factor referred to in paragraph no. 1 is included only because you insist that it be included.

Securities and Exchange Commission
RE: Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-117840
April 21, 2005

3. The risk factors have been revised.

4. The risk factor has been revised.

Use of Proceeds

5. The language you have requested has been provided.

Management's Discussion and Analysis

6. The following information will be included in the management's discussion and analysis, although it should be noted that the beginning date in the comments of June 16, 2004 was erroneous and should have been June 16, 2003. "Services rendered in June 2004 by Ms. Allison consists mainly of the following: development of our business plan and corporate vision; selection and retention of securities counsel; selection and retention of independent auditors; preparation of our initial financial statements, notes, and language for initial registration statement, development of our initial marketing plan; discussions with our counsel and auditors; discussion with prospective company vendors and consultants. The value was determined to be $100/hour for 1750 hours of services per client. The initial stock issued to Ms. Allison consisted of 5,000,000 shares of our common stock. The shares were issued at the election and authorization of Ms. Allison, our sole director, principally for the aforementioned services which she performed. The shares were deemed by Ms. Allison (as director) to have an initial value of $0.035 per share, or $175,000 in the aggregate. This share pricing reflects a 30% discount from the shares registered for sale at $0.05 per share due to the restrictive nature of the shares issued. While the value of the services rendered is not easily and objectively measurable, the value of the shares received appeared more ascertainable and measurable, and accordingly was used for valuation purposes. The initial shares were recorded as an expense in our financial statements with a corresponding credit to contributed paid-in capital. Ms. Allison performed 1750 hours of work valued at $100/hour during the period starting on June 16, 2003 to June 30, 2004."

Certain Transactions

7. The following information has been added under Certain Transactions in the filing. "The 5,000,000 shares were issued to the sole director in exchange for 1,750 hours of her services that were valued at $100/hour. The shares were issued to our sole officer and director and represent 100% of our issued and outstanding shares. This represents the complete interest of our sole current shareholder prior to any future issuance of stock under this registration agreement."

Securities and Exchange Commission
RE: Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-117840
April 21, 2005

Financial Statements

8. Williams and Webster, P.S. is not required to be registered to practice with the State of North Carolina in order to perform an audit of a company whose headquarters and operations are located in North Carolina. Williams and Webster, P.S. is in compliance with Regulation S-X, Article 2, Regulation 210.2-01(b)(a) and is registered and in good standing in the State of Washington.

Notes to the Financial Statements

Note 4 Stockholder Equity

9. Note 4 Stockholders' equity is revised as follows: During the period ended June 30, 2004, the Company issued 5,000,000 restricted shares at $0.035 per share to the sole officer and director of the Company for services related to the development of the Company. Restricted shares are subject to Rule 144 which states that the shares must be held for one year before they can be sold into the marketplace along with restrictions placed on the selling of shares by officers and directors of the Company The Company computed the number of shares issued in this transaction based on the fair value of services received and recognized an expense of $174,950 to services provided by director.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc: Willowtree Advisor, Inc.